Sub-Item 77Q2

Nuveen Floating Rate Income Opportunity Fund
811-21579

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the Form 3 report, Statement of Changes in Beneficial Ownership, on behalf of the portfolio manager listed below was amended on May 15, 2012, accession number 0001225208-12-012434.

Portfolio manager:

Scott Caraher
Date of Transaction: March 22, 2012
Date of Late Filing: May 15. 2012

Amendment includes shares not previously reported, but acquired prior to the reporting person becoming a Section
16 reporting person. This was also disclosed in 11/14/2012 proxy.